15047720

UNITEDSTATES
URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

CM

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68390

SEC MAIL PROCESSING RECEIVED MAR 0 2 2015 WASH, D.C. 194 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KGS-Alpha Capital Markets, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Lexington Avenue, 44th Floor
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert P. Seery (646) 588-2170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York,	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6/15

AFFIRMATION

I, Robert P. Seery, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to KGS-Alpha Capital Markets, L.P. (the "Company") as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any partner, officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert P. Seery
Chief Financial Officer

Subscribed and Sworn to before me this
27th day of February, 2015

Notary Public

STEPHANIE L FLACKMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FL6313459
Qualified in New York County
My Commission Expires October 20, 2018

KGS-Alpha Capital Markets, L.P.
(SEC I.D. No. 8-68390)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

KGS-ALPHA CAPITAL MARKETS, L.P.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

			Page
☒		Report of Independent Registered Public Accounting Firm.	
☒	(a)	Facing Page.	
☒	(b)	Statement of Financial Condition.	2
☒	(c)	Statement of Income.	3
☒	(d)	Statement of Cash Flows.	4
☒	(e)	Statement of Changes in Subordinated Liability.	5
☒	(f)	Statement of Changes in Partners' Equity.	6
☒		Notes to Financial Statements.	7-21
☒	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	22
☒	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	23
☒	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	24
☐	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).	
☐	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).	
☒	(l)	An Affirmation.	
☒	(m)	A copy of the SIPC Supplemental Report (filed separately).	
☒	(n)	A Report Describing the Broker-Dealers Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (filed separately).	

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-15(e)(3).*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
KGS-Alpha Capital Markets, L.P.
New York, New York

We have audited the accompanying statement of financial condition of KGS-Alpha Capital Markets, L.P. (the "Company") as of December 31, 2014, you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of KGS-Alpha Capital Markets, L.P. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

KGS-ALPHA CAPITAL MARKETS, L.P.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
(Dollars in Thousands)

ASSETS:		
Cash	$	4,785
Securities segregated for regulatory purposes		4,504
Securities purchased under agreements to resell (including $3,712,320 at fair value)		4,679,854
Financial instruments owned, at fair value (including $3,143,158 pledged)		3,755,388
Receivables from broker-dealers and clearing organizations		132,198
Accrued interest receivable		15,344
Receivables from affiliates		23,841
Furniture, equipment, software, and leasehold improvements, at cost, less accumulated depreciation and amortization of $3,460		1,730
Other assets		10,322
TOTAL ASSETS	**$**	**8,627,966**
LIABILITIES AND PARTNERS' EQUITY:		
LIABILITIES:		
Securities sold under agreements to repurchase (including $4,184,428 at fair value)	$	7,616,216
Financial instruments sold, not yet purchased, at fair value		434,053
Payables to broker-dealers and clearing organizations		277,477
Accrued interest payable		3,278
Accrued expenses and other liabilities		37,048
Loan payable		12,001
TOTAL LIABILITIES		8,380,073
Subordinated liability		65,000
PARTNERS' EQUITY		182,893
TOTAL LIABILITIES AND PARTNERS' EQUITY	**$**	**8,627,966**

See notes to Statement of Financial Condition.

KGS-ALPHA CAPITAL MARKETS, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014
(Dollars in Thousands)

1. ORGANIZATION AND BASIS OF PRESENTATION

Nature of Business — KGS-Alpha Capital Markets, L.P. ("Company"), a Delaware limited partnership, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company primarily markets and trades Agency and Non-Agency Mortgage-backed Securities and other fixed income Asset Backed credit products. The Company's head office is in New York City and it has additional offices in California, Florida, Massachusetts, Virginia, Arizona, Tennessee, New Jersey and Illinois. The Company self-clears its financing transactions and a portion of its proprietary trading, while clearing the remainder of its proprietary trading and its customer transactions through Pershing LLC, ("Clearing Broker") on a fully disclosed basis.

KGS-Alpha Capital Markets GP, LLC ("KGS-Alpha GP"), a Delaware limited liability company, and KGS Holdings, L.P. ("KGS Holdings") are the sole general and limited partner, respectively, of the Company. KGS-Alpha GP is wholly owned by KGS Holdings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The Statement of Financial Condition was prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company considers its investments in highly liquid financial instruments with maturities of less than 90 days when issued to be cash equivalents. As of December 31, 2014, the Company did not hold any cash equivalents.

Securities Segregated for Regulatory Purposes — The Company is subject to SEC Rule 15c3-3 and as such may be required to deposit cash and/or eligible securities to meet customer reserve computation requirements. As of December 31, 2014, the Company has on deposit $4,504 of eligible securities in its Special Reserve Bank Account for the Exclusive Benefit of Customers.

Customer Transactions —Receivable from and payable to customers were $2,518 and $2,926 and are included in Other assets and Accrued expenses and other liabilities, respectively.

Furniture, Equipment, Software and Leasehold Improvements — Fixed assets are stated at cost less accumulated depreciation and amortization.

The costs of internally developed software that qualify for capitalization are capitalized as fixed assets and subsequently amortized. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable.

***Income Taxes* —** The Company is a limited partnership, wholly owned by KGS Holdings, disregarded for federal, state and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying Statement of Financial Condition.

The Company recognizes tax positions in the Statement of Financial Condition only when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. Based upon the Company's review of its federal, state and local income tax returns and tax filing positions, the Company determined no unrecognized tax benefits for uncertain tax positions were required to be recorded. In addition, the Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

There is no tax sharing agreement between the Company and the General Partner, and there have been no distributions to the General Partner for reimbursements of taxes.

***Financial instruments owned and Financial instruments sold, not yet purchased* —** Financial instruments owned and financial instruments sold, not yet purchased ("trading securities") are recorded at fair value and primarily consist of U.S Treasury securities, Agency and Non-Agency mortgage-backed and Corporate obligations. Trading securities are recorded at fair value as required by accounting pronouncements.

***Derivatives* —** Derivatives are used to manage the Company's exposures to interest, credit, and other market risks associated with trading activities. The most frequently used derivative products are To Be Announced ("TBA") contracts, futures and options on futures and credit default swaps. All derivative instruments are recorded at fair value. The Company uses industry standard derivative contracts whenever appropriate.

Derivatives in a receivable position are reported in Financial instruments owned and derivatives in a liability position are reported in Financial instruments sold, not yet purchased on the Statement of Financial Condition.

***Securities Purchased Under Agreement to Resell and Securities Sold Under Agreements to Repurchase* —** The Company purchases securities under agreements to resell ("reverse repurchase agreements") and takes possession of these securities. Reverse repurchase agreements are treated as collateralized lending transactions whereby the Company monitors the market value of the securities purchased and additional collateral is obtained when appropriate. The Company also has the right to liquidate the collateral held in the event of counterparty default. The Company also sells securities under agreements to repurchase ("repurchase agreements"), which are treated as collateralized borrowing transactions.

Certain reverse repurchase agreements and repurchase agreements are recorded on the Statement of Financial Condition at fair value while the remaining reverse repurchase agreements and repurchase agreements are recorded at their contracted resale or repurchase amount plus accrued interest. Reverse repurchase agreements and repurchase agreements are presented in the Statement of Financial Condition on a net-basis-by counterparty, where permitted by generally accepted accounting principles, as further described in Note 14. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

***Fair Value Measurements* —** Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs

are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

See Note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Fair Value of Financial Instruments — The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

3. RECENT ACCOUNTING PRONOUCEMENTS

In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The guidance will explicitly require management to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Earlier adoption is permitted. The Company will implement this new standard on the required effective date.

In June 2014, the FASB issued ASU 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The standard requires entities to account for repurchase-to-maturity transactions as secured borrowings, eliminates accounting guidance on linked repurchase financing transactions, and expands disclosure requirements related to certain transfers of financial assets that are accounted for as secured borrowings. This guidance is effective for the Company beginning January 1, 2015 and early adoption is not permitted. Other than the new disclosure requirements, which are required to be presented beginning in the second quarter of 2015, the Company believes this ASU will have no impact on the Company's Statement of Financial Condition.

In June 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award That a Performance Target Could be Achieved after the Requisite Service Period. This standard affects entities that issue share-based payments when the terms of an award stipulate that a performance target could be achieved after an employee completes the requisite service period. This guidance is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. The Company believes this ASU will not affect the Company's Statement of Financial Condition.

The FASB has issued ASU No. 2014-06, Technical Corrections and Improvements Related to Glossary Terms. The amendments in this ASU update the glossary terms in the Accounting Standards Codification

("ASC") and cover a wide range of Topics in the FASB's ASC. The amendments do not have transition guidance and are effective upon issuance for both public entities and nonpublic entities. The Company believes that the ASU will not affect its Statement of Financial Condition.

4. FAIR VALUE MEASUREMENTS

The Company's trading securities are evaluated with the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

A description of the valuation techniques applied to the Company's major categories of trading securities follows:

Securities Purchased/Sold under Agreements to Resell/Repurchase
The fair value of reverse repurchase and repurchase agreements are determined using discounted cash flow models using multiple market inputs, including interest rates and spreads. The inputs are generally from actively quoted markets and can be validated through external sources, including brokers, pricing services, and market transactions. Reverse repurchase and repurchase agreements are generally categorized in Level 2 of the fair value hierarchy.

U.S. Government Securities
U.S government securities are valued using quoted market prices. Valuation adjustments are not applied. U.S. government securities are categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities
U.S. agency securities primarily consist of mortgage pass-through securities and mortgage pass-through certificates. The fair value of mortgage pass-through certificates are model driven with respect to the comparable TBA security. Mortgage pass-through certificates are generally categorized in Level 2 of the fair value hierarchy.

Non-Agency Securities
Non-agency securities consist of mortgage pass-through certificates and are generally valued based on external price/spread data or, in certain cases, on prices of comparable bonds. Non-agency mortgage pass-through certificates are generally categorized in Level 2 of the fair value hierarchy.

Options on Futures and Futures
Options on futures and futures are valued using quoted market prices. Valuation adjustments are not applied. Options on futures and futures are categorized in Level 1 of the fair value hierarchy.

Derivative Contracts
Credit default swaps contracts are generally valued using a model, whose inputs reflect assumptions that we believe market participants would use in valuing the derivative in a current period transaction. Inputs to valuation models are appropriately calibrated to market data. For many derivative contracts, the valuation models do not involve material subjectivity as the methodologies do not entail significant judgment and the inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. TBA securities are generally valued using quoted market prices or are benchmarked thereto. Derivative contracts are categorized in Level 2 of the fair value hierarchy.

Fair Value Option

Certain of the Company's repurchase agreements and reverse repurchase agreements are carried at fair value as a result of Company's fair value option election. The Company elected the fair value option for those repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date or that are not accounted for as purchase and sale agreements. The Company has elected fair value option for these instruments to more accurately reflect market and economic events in its earnings and to mitigate a potential imbalance in earnings caused by using different measurement attributes (i.e. fair versus carrying value) for certain assets and liabilities. The fair value option election allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The aggregate carrying amount of reverse repurchase agreements and repurchase agreements for which fair value option was elected are $4,086,604 and $4,386,771, respectively.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Fair Value Measurements on a Recurring Basis		
	Level 1	Level 2	Total
Assets			
Securities segregated for regulatory purposes:			
US agency securities	$ -	$ 4,504	$ 4,504
Securities Purchased under agreements to resell			
US agency securities	-	3,262,771	3,262,771
US government	-	449,549	449,549
Total Securities Purchased under agreements to resell	-	3,712,320	3,712,320
Financial instruments owned:			
US government and agency securities	31,303	3,629,206	3,660,509
TBAs	-	17,030	17,030
Non-agency securities	-	76,227	76,227
Corporate obligations	-	574	574
Options	-	125	125
Credit default swap contract	-	923	923
Total Financial instruments owned	31,303	3,724,085	3,755,388
Receivables from broker-dealers			
Futures	1,250	-	1,250
Total	$ 32,553	$ 7,440,909	$ 7,473,462

	Fair Value Measurements on a Recurring Basis		
	Level 1	Level 2	Total
Liabilities			
Securities sold under agreements to repurchase			
US agency securities	$ -	$ 3,675,835	$ 3,675,835
US government	-	508,593	508,593
Total Securities sold under agreements to repurchase	-	4,184,428	4,184,428
Financial instruments sold, not yet purchased:			
US government and agency securities	406,892	210	407,102
TBAs	-	24,666	24,666
Non-agency securities	-	31	31
Options	-	88	88
Credit default swap contract	-	2,166	2,166
Total Financial instruments sold	406,892	27,161	434,053
Total	$ 406,892	$ 4,211,589	$ 4,618,481

During the period ended December 31, 2014, there were no transfers of assets or liabilities between fair value measurement classifications. In addition, the Company had no activity in level 3 assets during the twelve months ended December 31, 2014.

5. DERIVATIVES

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading-related activities. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of its risk management policies.

The following table presents the fair value and related number of derivative contracts at December 31, 2014 categorized by predominant risk exposure. The fair value of assets/liabilities related to derivative contracts represents the Company's gross receivable/payable for derivative financial instruments:

	Assets		Liabilities	
	Fair Value	Number of Contracts	Fair Value	Number of Contracts
Futures contracts	$ 1,250	4,883	$ -	-
Credit default swap contract	923	5	2,166	4
TBAs	17,030	11	24,666	15
Options	125	80	88	80
Total	$ 19,328		$ 26,920	

6. FURNITURE, EQUIPMENT, SOFTWARE DEVELOPMENT, AND LEASEHOLD IMPROVEMENTS, NET

At December 31, 2014, furniture, equipment, software development and leasehold improvements, net consists of the following:

	Cost	Accumulated Depreciation/ Amortization	Furniture, Equipment, and Leasehold Improvements, Net
Computer Equipment	$ 2,578	$ (2,015)	$ 563
Furniture and Office Equipment	267	(116)	151
Software Development	2,236	(1,285)	951
Leasehold Improvements	109	(44)	65
	$ 5,190	$ (3,460)	$ 1,730

7. RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The following is a summary of receivable from, and payable to, brokers and dealers as of December 31, 2014:

	Receivable	Payable
Fail to deliver/receive	$ 469	$ 272
Deposits at clearing organizations	109,511	-
Clearing Organizations	19,032	277,205
Pending trades (net)	3,186	-
	$ 132,198	$ 277,477

Financial instruments owned or sold are held by the Company's Clearing Broker as collateral for amounts payable to such Clearing Broker. The Company maintains a financing line with its Clearing Broker to finance the Company's trading activity. Amounts payable under the financing line bear interest at market rates, ranging from the Clearing Broker's cost of funds plus 0.33% to .50% per annum, depending on the type of collateral provided by the Company.

As of December 31, 2014, the guaranteed amount the Company was able to borrow under its financing line was $1,000,000, as long as the Company maintains a minimum net liquidating value which is defined as a 7% equity requirement on all assets held at the Clearing Broker. As of December 31, 2014, the Company borrowed $270,559 and this amount is recorded in Payables to broker-dealers and clearing organizations in the Statement of Financial Condition. The average borrowings for the last twelve months in 2014 were $230,167.

8. COLLATERALIZED TRANSACTIONS

The Company pledges financial instruments as collateral under repurchase agreements and in conjunction with clearing arrangements. The agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Trading securities that can be sold or repledged by the counterparty are included within Financial instruments owned and noted as pledged on the Statement of Financial Condition.

The Company receives securities as collateral under reverse repurchase agreements. In many instances, the Company is permitted by contract or custom to re-hypothecate the securities received as collateral. These securities may be used to secure repurchase agreements or cover short positions. At December 31, 2014, the approximate fair value of securities received as collateral that can be sold or repledged by the Company was approximately $5,718,425.

At December 31, 2014, a substantial portion of the securities received had been sold or repledged.

9. PARTNERS' CAPITAL

In 2014, the Company received capital contributions of $1,376 by KGS Holdings by certain employees and directors for services provided to the Company.

In 2014, the Company withdrew $8,135 for KGS Holdings, $2,000 was a return of capital and $6,135 was for tax distributions.

Effective December 31, 2014, the Company had payables to certain employees and directors for services provided to the Company, which may be forgiven for equity contributions to KGS Holdings in 2015. As of December 31, 2014 the Company had a payable in the amount of $1,400 which is included in Accrued expenses and other liabilities on the Statement of Financial Condition.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases — The Company leases office space in each of its locations pursuant to operating lease agreements. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

At December 31, 2014, minimum future rental commitments under operating leases were as follows:

	Amount
2015	$ 2,919
2016	2,355
2017	747
2018 and thereafter	144
Total minimum lease payments	$ 6,165

Commitment — Pursuant to a management agreement between certain related parties, KGS Holdings and the Company (the "Management Agreement"), such related parties have agreed to provide specified financial and management consulting services to the Company. The Company has agreed to pay $125 per quarter for such services commencing on August 5, 2010, provided that the Company's annual net profits before taxes for the most recent fiscal year are $5,000 or more.

Mortgage-Related Commitments — The Company enters into forward contracts to purchase mortgage-backed securities as part of its trading activities. The fair value and notional amount of long mortgage-related commitments recorded on the Statement of Financial Condition was $17,030 and $195,633, respectively, and the fair value and notional amount of short mortgage-related commitments was $24,666 and $2,405,979, respectively, all with expected maturities of less than one year.

Forward Starting Repurchase Agreements — The Company enters into commitments to buy securities with agreements to resell and commitments to sell securities with agreements to repurchase securities on a forward starting basis that are primarily secured by U.S. government and agency securities. The notional amount of the forward starting repurchase agreements was $870,750 at December 31, 2014, all with expected maturities of less than one year.

Other Commitments — As of December 31, 2014, the Company had agreements with certain employees for services provided to the Company that entitle them to future minimum payments. These future minimum payments amount to approximately $148 as of December 31, 2014. Such agreements are cancelable under certain circumstances.

Legal — In the normal course of business, the Company could potentially be party to legal actions, including arbitrations, arising in connection with the Company's activities. Where available information indicates that it is probable a liability had been incurred at the date of the Statement of Financial Condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any known matter will not result in any material adverse effect on the Company's financial position.

11. MANAGEMENT INCENTIVE UNITS

In connection with the formation of KGS Holdings, certain directors agreed to restrictions on a certain number of previously held ownership interests. These restricted ownership interests were structured as management incentive units ("MIUs"). MIUs represent eligible Class A Common units in KGS Holdings and may (subject to certain performance and service vesting criteria) provide certain directors with a right to an increased proportion of profits in KGS Holdings. KGS Holdings accounts for the MIUs in accordance with the accounting guidance for equity-based awards. These costs are charged to the Company by KGS Holdings.

The partnership agreement of KGS Holdings defines the vesting conditions applicable to the MIUs. Generally, 51.0193% of the MIUs are subject to a service condition and 48.9807% are subject to both a market condition and a performance condition. In addition, the number of MIUs that can ultimately vest is limited to 34.3007% of the fully diluted KGS Holdings Class A Common units and was equal to 86,083 at December 31, 2014.

For the 51.0193% of MIUs subject to the service condition, KGS Holdings has categorized these awards into two groups of vesting: (1) a 12 month cliff vesting award and (2) 48 separate monthly graded vesting awards, which represent 20% and 80% of the portion of MIUs subject to the service condition, respectively.

The remaining 48.9807% of the MIUs are subject to both a performance condition and a market condition which are based on the actual return of KGS Holdings Class A Common units in a future capital transaction, as defined, compared to a target return. The occurrence of such future capital transaction was determined to be a performance condition while the value of such Class A Common units at the time of said transaction was considered to be a market condition. KGS Holdings assesses at each reporting date whether the achievement of this performance condition is probable. As of December 31, 2014, the Company has not recorded any compensation expense associated with the MIUs subject to this performance condition as achievement is not considered probable of occurrence.

One of the directors is considered a nonemployee and the related MIUs are remeasured each reporting period until the performance commitment is met.

From 2011 to 2014, certain employees have been granted Class B Units in EPL Equity Partners LP with corresponding unvested non-voting Class A Common MIUs in KGS Holdings LP. These Class B units vest in accordance with the same terms outlined in the KGS Holdings partnership agreement and are subject to repurchase provisions, upon certain termination events, at book value on the date of termination. These awards are accounted for as liability awards and are remeasured at each reporting date until the date of settlement.

There were 109,327 Class B units granted during the twelve months ended December 31, 2014 of which 72,885 were forfeited units as a result of an employee departure. The 72,885 Class B units were re-issued to DLR Equity Partners, LP ("DLR") and were converted to Class A Common units on a one for one basis in accordance with the partnership agreement.

The fair value of the MIUs was estimated by KGS Holdings using a Monte Carlo approach in a risk-neutral framework based on expected volatility, risk-free rates and correlation matrix. Expected volatility is calculated based on companies in the same peer group as the Company. The weighted-average assumptions used by the Company in estimating the grant date fair values of the MIUs during the twelve months ended December 31, 2014 are summarized below:

Expected life (in years)	3
Expected stock price volatility	35 %
Expected dividend yield	—
Risk-free interest rate	1.19 %

Activity in the MIUs is as follows:

	Number of Units Eligible to Vest	Weighted Average Fair Value*	Weighted Average Fair Value**	Weighted Average Remaining Time to Achieve Service Vesting*
Outstanding December 31, 2013	83,352	$ 114.03	$ 66.61	2.5
Units Granted/Eligible	8,886	$ 205.65	$ 134.94	1.7
Units Cancelled	(3,645)	$ 96.81	$ 71.07	
Units Forfeited	(2,510)	$ 248.49	$ 176.40	
Outstanding December 31, 2014	86,083	$ 120.30	$ 84.45	1.0

*Assumes performance vesting target attained

**Assumes performance vesting target not attained

12. EMPLOYEE INCENTIVE COMPENSATION

On February 24, 2014 the EPL Equity Incentive Plan (the "Plan") was newly implemented and approved by the Board of Directors (the "Board"). Under the plan, certain employees (the "Employees") are eligible for mandatory grants of Class C and Class D Preferred units (collectively, the "EPL Units") and cash bonuses by the Company (collectively, the "Award").

Class C Preferred units represent an indirect interest in non-voting Class A Preferred units in KGS Holdings. Class D Common units represent an indirect interest in a non-voting Class B Common unit in KGS Holdings.

Mandatory EPL Units are subject to three year cliff vesting from the date of grant.

Prior to an Initial Public Offering, upon a termination of employment for any reason, EPL may repurchase any of the terminated employee's vested mandatory EPL Units at a purchase price equal to the then-current fair market value, which shall reflect the fair market value as of the most recent December 31, unless otherwise determined by the Board. The Company intends that the purchase price will reflect the fair market value of the Company at the time of exercise, as determined in good faith by the Board. The Company has no current intention to exercise this repurchase right.

Each employee holding vested mandatory EPL Units has a put right, exercisable during a certain period each year, to sell all or part of his/her vested mandatory EPL Units for 90% of tangible implied book value of the EPL Units.

Compensation cost is measured based on the fair value of the total EPL unit value. The cash settlement feature is recognized and measured as a liability award and remeasured each period. The difference between the cash settlement and the total EPL unit value is classified and measured as an equity award.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Market Risk and Credit Risk — In the normal course of business, the Company enters into transactions involving derivatives and other off-balance sheet financial instruments. The financial instruments may include exchange traded financial futures contracts, mortgage-backed TBA securities, derivative contracts and financial instruments sold, not yet purchased. These financial instruments are used to manage market risks and are, therefore, subject to varying degrees of market and credit risk. The Company enters into derivative transactions primarily to economically hedge other positions or transactions.

Futures contracts and TBAs provide for the delayed delivery of an underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. TBAs are used by the Company in order to reduce exposure on financial instruments owned and are net settled on a periodic basis. The credit risk for TBAs is limited to the unrealized gains recorded within Financial instruments owned in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as changes in interest rates.

The Company has sold financial instruments that it does not currently own and therefore will be obligated to purchase such financial instruments at a future date. The Company enters into such transactions in order to reduce interest rate exposure on bonds included in Financial instruments owned. The Company has recorded these obligations in the financial statements at December 31, 2014, at fair values of the related financial instruments and will incur a loss if the fair value of the financial instruments increases subsequent to December 31, 2014.

In connection with the Company's financing and securities settlement activities, the Company may pledge securities as collateral to support its financing sources including repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company established credit limits for such activities and monitors credit compliance.

The Company recognizes market risk as the potential change in the value of financial instruments caused by changes in interest rates or market values of the financial instruments underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trade positions.

Concentration Risk — The Company is subject to concentration risk by holding large positions in certain types of financial instruments or commitments to purchase financial instruments of a single issuer, including U.S Government and agency securities. The Company's trading securities include U.S. Government and agency securities, which, in the aggregate, represented approximately 42.5% of the Company's total assets at December 31, 2014.

14. OFFSETTING

The Company enters into securities purchased under agreements to resell and securities sold under agreements to repurchase transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to finance the Company's inventory positions. Except as described below, repurchase and reverse repurchase agreements, principally involving government and agency securities, are carried at amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements and include accrued interest. The Company has elected to net reverse repurchase and repurchase agreements that qualify for netting according to ASC 210-20-45-11, *Offsetting of Amounts Related to Certain Purchase and Resale Agreements.*

The following tables present the gross amounts and the offsetting amounts of reverse repurchase agreements, repurchase agreements and derivatives as of December 31, 2014:

				Gross Amounts Not Offset on the Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets Presented on Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
Reverse repurchase agreements	$ 6,213,730	$ 1,533,876	$ 4,679,854	$ 4,674,108	$ -	$ 5,746
Derivatives	19,328	-	19,328	19,328	-	-
Total	$ 6,233,058	$ 1,533,876	$ 4,699,182	$ 4,693,436	$ -	$ 5,746

				Gross Amounts Not Offset on the Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Liabilities Presented on Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
Repurchase agreements	$ 9,150,092	$ 1,533,876	$ 7,616,216	$ 7,613,302	$ -	$ 2,914
Derivatives	26,920	-	26,920	26,920	-	-
Total	$ 9,177,011	$ 1,533,876	$ 7,643,136	$ 7,640,222	$ -	$ 2,914

15. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $250 or 2% of aggregate debit items, whichever is greater. Under 15c3-1(a)(9) a broker or dealer shall maintain net capital in addition to the amounts required for reverse repo of $258. As of December 31, 2014 the Company had net capital of $92,076 which was $91,568 in excess of its required minimum net capital of $508.

The differences in the net capital calculation when comparing the year-end Statement of Financial Condition to Form X-17A-5 Part IIA filed on January 26, 2015 are an increase to Partners' Equity by $269 and an increase in Receivable from affiliates by $697, for a net reduction to net capital by $428.

The Company maintains proprietary accounts with its Clearing Broker ("PAIB assets"). PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

16. SUBORDINATED LIABILITY

On December 12, 2013, the Company entered into an intercompany subordination agreement, borrowing $65,000, with a 2% Original Issue Discount, bearing an interest rate of LIBOR plus 10.25% per annum with interest payments made monthly. The agreement was approved by FINRA. The loan will mature on December 11, 2018 on which date the principal will be repaid. The balance of the loan as of December 31, 2014 was $65,000.

The subordinated liability is with KGS Holdings and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of the subordinated liability is approximately $65,000.

The Company and KGS Holdings must comply with certain covenants defined within the credit agreement. The Company and KGS Holdings were in compliance with all such covenants as of December 31, 2014.

17. LOAN PAYABLE

The Company has $12,000 in short-term credit facilities with a non-affiliated bank. This facility is used to manage short-term liquidity needs. The loan bears an interest rate of .29% plus the three month London Interbank Offered Rate ("LIBOR") and is paid quarterly.

18. RECEIVABLES FROM AFFILIATES

As of December 31, 2014, the Company had Receivables from affiliates of $23,841. This amount includes loans receivable of $19,245. The loans bears a fixed interest rate of 2.5% per annum calculated daily.

19. SERVICE LEVEL AGREEMENT

The Company has entered into a cost-sharing agreement with one of its affiliates.

20. SUBSEQUENT EVENTS

The Company has performed its evaluation of subsequent events through the issuance date of the Statement of Financial Condition. Based upon such evaluation, no events were discovered that required disclosure or adjustment to the Statement of Financial Condition.

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